Mail Stop 3561

                                                               February 28,
2019


    Adeline Gu
    Chief Financial Officer
    China Recycling Energy Corporation
    4/F, Tower C
    Rong Cheng Yun Gu Building
    Keji 3rd Road, Yanta District
    Xi'an City, Shaanxi Province
    China 710075

            Re:    China Recycling Energy Corporation
                   Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 13, 2018
                   Responses Dated January 11, 2019 and February 22, 2019 File No. 1-34625

    Dear Ms. Gu:

           We have reviewed your January 11, 2019 and February 22, 2019 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.
    Unless we note otherwise, our references to prior comments are to comments in our December 4,
    2018 letter.
 Adeline Gu
China Recycling Energy Corporation
February 28, 2019
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH   Joint Venture, page F-6

    1. We reviewed your responses to comment 1. Your response dated January 11, 2019 states that the modified lease is not an operating lease. Your response dated February 22, 2019 states and the proposed revisions assume the modified lease is an operating lease.
       Referencing authoritative literature, please explain to us in detail why accounting for the modified lease as an operating lease is appropriate.

Response Dated February 22, 2019

    2. Reference is made to page 2 of proposed Amendment No. 1 to Form 10-Q for the
       Quarterly Period Ended June 30, 2016. Please tell us your consideration of classifying the "Impairment loss of net investment receivable" as an operating expense.

    3. Reference is made to page 28 of proposed Amendment No. 1 to Form 10-Q for the
       Quarterly Period Ended June 30, 2016. Please explain to us why general and administrative expenses increased $1,195,742 as a result of the restatement.

    4. Reference is made to page 47 of proposed Amendment No. 1 to Form 10-Q for the
       Quarterly Period Ended June 30, 2016. Please tell us whether you re-evaluated your conclusion that disclosure controls and procedures were effective as of June 30, 2016 in light of the restatement. If so, please explain the basis for your conclusion. If not, please tell us your consideration of re-evaluating your assessment.

    5. In light of the restatement, please tell us the periodic filings filed subsequent to June 30,
       2016 that will be amended to correct the accounting error and when you expect to file the amendments. Please also file the amendment to your June 30, 2016 Form
10-Q.
 Adeline Gu
China Recycling Energy Corporation
February 28, 2019
Page 3


       You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202)
551-3344 with any questions.


                                                        Sincerely,

                                                        /s/ William H. Thompson

                                                        William H. Thompson
                                                        Accounting Branch Chief
                                                        Office of Consumer
Products